EXHIBIT 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Income from continuing operations (including gains on sales of properties, if any) before income tax expense equity in earnings (losses) of investee	$167,963	$199,036	$127,750	$153,219	$191,803
Fixed Charges	144,898	139,486	145,954	136,111	134,110
Adjusted Earnings	$312,861	$338,522	$273,704	$289,330	$325,913
Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$144,898	$139,486	$145,954	$136,111	$134,110
Preferred distributions	20,664	20,664	26,559	40,145	29,880
Combined Fixed Charges and preferred distributions	$165,562	$160,150	$172,513	$176,256	$163,990
Ratio of Earnings to Fixed Charges and Preferred distributions	1.89x	2.11x	1.59x	1.64x	1.99x